FINANCIAL SUMMARY

FY2022

(April 1, 2021 through March 31, 2022)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2022 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

May 11, 2022

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hiroyuki Suzuki, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 15, 2022
Payment date of cash dividends	:	May 27, 2022
Filing date of financial statements	:	June 23, 2022
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2022 (April 1,2021 through March 31, 2022)

(1)	Consolidated financial results

	(% of change from previous year)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2022	31,379,507	15.3	2,995,697	36.3	3,990,532	36.1	2,874,614	25.9	2,850,110	26.9	4,017,742	21.9
FY2021	27,214,594	-8.9	2,197,748	-8.4	2,932,354	5.0	2,282,378	8.1	2,245,261	10.3	3,294,854	105.6

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to sales revenues
	Yen	Yen	%	%	%
FY2022	205.23	205.23	11.5	6.1	9.5
FY2021	160.65	158.93	10.2	5.0	8.1

(Reference) Share of profit (loss) of investments accounted for using the equity method FY2022 560,346 million yen, FY2021 351,029 million yen

(Note)

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2022	67,688,771	27,154,820	26,245,969	38.8	1,904.88
FY2021	62,267,140	24,288,329	23,404,547	37.6	1,674.18

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Toyota Motor Corporation shareholders’ equity per share” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2022	3,722,615	(577,496)	(2,466,516)	6,113,655
FY2021	2,727,162	(4,684,175)	2,739,174	5,100,857

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2021	—	105.00	—	135.00	240.00	671,029	29.8	3.0
FY2022	—	120.00	—	28.00	—	718,211	25.3	2.9
FY2023 (forecast)	—	—	—	—	—		—

(Note)	Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6, 2020 for further information.

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the fiscal year ended March 31, 2021 and the second quarter of the fiscal year 2022 presents the amount prior to the stock split. Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split. Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.

3.	Forecast of Consolidated Results for FY2023 (April 1, 2022 through March 31, 2023)

	(% of change from FY2022)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	33,000,000	5.2	2,400,000	-19.9	3,130,000	-21.6	2,260,000	-20.7	164.03

Notes

(1)	Changes in significant subsidiaries during FY2022

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) :
FY2022 16,314,987,460 shares, FY2021 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2022 2,536,685,916 shares, FY2021 2,335,244,160 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2022 13,887,347,864 shares, FY2021 13,976,442,230 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(Reference) Overview of the Unconsolidated Financial Results

FY2022 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

1.	Unconsolidated Results for FY2022 (April 1, 2021 through March 31, 2022)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2022	12,607,858	7.2	1,129,689	61.5	2,171,530	15.1	1,693,947	3.4
FY2021	11,761,405	-7.6	699,373	-28.5	1,886,691	8.7	1,638,057	15.0

	Net income per common share – Basic	Net income per common share – Diluted
	Yen	Yen
FY2022	121.98	121.97
FY2021	116.56	115.31

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2022	20,991,040	14,607,272	69.6	1,060.16
FY2021	21,198,281	13,894,021	65.5	959.55

(Reference)  Equity at the end of FY2022: 14,607,272 million yen, Equity at the end of FY2021: 13,894,021 million yen

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Net income per common share (Basic)”, “Net income per common share (Diluted)” and “Net assets per common share” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

This report is not audited.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “ Financial Results and Position 3. Forecast of Consolidated Financial Results for FY2023” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Supplemental Material for Financial Results for FY 2022

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2022

Financial Results

Reviewing the general economic environment for the fiscal year ended March 2022 (“FY2022”), the world economy began to bounce back owing to the fiscal and monetary policies of various countries providing support and the gradual easing of tight restrictions associated with COVID-19.

Automotive markets recovered compared with FY2021 as demand remained firm in regions including the U.S., China, and Japan, despite being forced to curb production worldwide due to limited parts supplies caused by the global semiconductor shortage and the impact of COVID-19.

At the present time, the outlook has become even less clear as the impact of increased geopolitical tensions from February 2022 onward spread worldwide through a surge in product prices and other ramifications.

Under these conditions, consolidated vehicle unit sales in Japan and overseas increased by 584 thousand units, or 7.6%, to 8,230 thousand units in FY2022 compared with FY2021. Vehicle unit sales in Japan decreased by 201 thousand units, or 9.5%, to 1,924 thousand units in FY2022 compared with FY2021. Meanwhile, overseas vehicle unit sales increased by 785 thousand units, or 14.2%, to 6,306 thousand units in FY2022 compared with FY2021 because of the sales increase in every region.

The results of operations for FY2022 were as follows:

Sales revenues	31,379.5 billion yen	(an increase of 4,164.9 billion yen or 15.3% compared with FY2021)
Operating income	2,995.6 billion yen	(an increase of 797.9 billion yen or 36.3% compared with FY2021)
Income before income taxes	3,990.5 billion yen	(an increase of 1,058.1 billion yen or 36.1% compared with FY2021)
Net income attributable to Toyota Motor Corporation	2,850.1 billion yen	(an increase of 604.8 billion yen or 26.9% compared with FY2021)

The changes in operating income were as follows:

Marketing efforts	an increase of 860.0 billion yen
Effects of changes in exchange rates	an increase of 610.0 billion yen
Cost reduction efforts	a decrease of 360.0 billion yen
Increase or decrease in expenses and expense reduction efforts	a decrease of 220.0 billion yen
Other	a decrease of 92.1 billion yen

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 3,954.1 billion yen, or 16.0%, to 28,605.7 billion yen in FY2022 compared with FY2021, and operating income increased by 677.1 billion yen, or 42.1%, to 2,284.2 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to marketing efforts and the effects of changes in exchange rates.

(2) Financial services:

Sales revenues for the financial services operations increased by 161.7 billion yen, or 7.5%, to 2,324.0 billion yen in FY2022 compared with FY2021, and operating income increased by 161.4 billion yen, or 32.6%, to 657.0 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to the increases in both financing margin and financing volume.

(3) All other:

Sales revenues for all other businesses increased by 77.5 billion yen, or 7.4%, to 1,129.8 billion yen in FY2022 compared with FY2021. However, operating income decreased by 43.0 billion yen, or 50.4%, to 42.3 billion yen in FY2022 compared with FY2021.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 1,042.5 billion yen, or 7.0%, to 15,991.4 billion yen in FY2022 compared with FY2021, and operating income increased by 274.2 billion yen, or 23.9%, to 1,423.4 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to the effects of changes in exchange rates and marketing efforts.

(2) North America:

Sales revenues in North America increased by 1,674.6 billion yen, or 17.6%, to 11,166.4 billion yen in FY2022 compared with FY2021, and operating income increased by 164.4 billion yen, or 41.0%, to 565.7 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to marketing efforts.

(3) Europe:

Sales revenues in Europe increased by 733.3 billion yen, or 23.4%, to 3,867.8 billion yen in FY2022 compared with FY2021, and operating income increased by 55.0 billion yen, or 50.9%, to 162.9 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to marketing efforts.

(4) Asia:

Sales revenues in Asia increased by 1,485.2 billion yen, or 29.4%, to 6,530.5 billion yen in FY2022 compared with FY2021, and operating income increased by 236.4 billion yen, or 54.2%, to 672.3 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, as well as the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 1,055.2 billion yen, or 56.3%, to 2,928.1 billion yen in FY2022 compared with FY2021, and operating income increased by 178.3 billion yen, or 298.0%, to 238.1 billion yen in FY2022 compared with FY2021. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

2. Consolidated Financial Position for FY2022

Cash and cash equivalents increased by 1,012.7 billion yen, or 19.9%, to 6,113.6 billion yen at the end of FY2022 compared with the end of FY2021.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 3,722.6 billion yen in FY2022. Net cash provided by operating activities increased by 995.4 billion yen from 2,727.1 billion yen in FY2021.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 577.4 billion yen in FY2022. Net cash used in investing activities decreased by 4,106.6 billion yen from 4,684.1 billion yen in FY2021.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 2,466.5 billion yen in FY2022. Net cash provided by financing activities decreased by 5,205.6 billion yen from 2,739.1 billion yen in FY2021.

The consolidated cash flows by segment for FY2022 are as follows:

Non-financial services

Net cash provided by operating activities was 3,126.1 billion yen, net cash provided by investing activities was 348.4 billion yen and net cash used in financing activities was 2,634.4 billion yen.

Financial services

Net cash provided by operating activities was 525.3 billion yen, net cash used in investing activities was 854.3 billion yen and net cash provided by financing activities was 167.5 billion yen.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

3. Forecast of Consolidated Financial Results for FY2023

As the automotive industry faces a once-in-a-century transformational period and at a time when the right answers are elusive, we are committed to “Producing Happiness for All” together with our stakeholders, underpinned by the spirit of “For the Sake of Others” which we have maintained since our founding. We believe management practices that value what makes us Toyota will lead to sustained efforts to achieve the aims of the SDGs to “build a better world” while ensuring that “no one will be left behind.” We are accelerating our shift toward product-centered management under the “making ever-better cars” initiative, efforts to achieve carbon neutrality, and endeavors to develop essential technologies such as software and connected vehicles.

Under these circumstances, the current forecast of consolidated financial results for the fiscal year ending March 31, 2023 is set forth below. This forecast assumes average exchange rates through the fiscal year of 115 yen per US$1 and 130 yen per 1 euro.

Forecast of consolidated results for FY2023

Sales revenues	33,000.0 billion yen	(an increase of 5.2% compared with FY2022)
Operating income	2,400.0 billion yen	(a decrease of 19.9% compared with FY2022)
Income before income taxes	3,130.0 billion yen	(a decrease of 21.6% compared with FY2022)
Net income attributable to Toyota Motor Corporation	2,260.0 billion yen	(a decrease of 20.7% compared with FY2022)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners.

In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Basic Concept Regarding the Selection of Accounting Standards

Toyota has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Consolidated Financial Statements

1. Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2021	March 31, 2022
Assets
Current assets
Cash and cash equivalents	5,100,857	6,113,655
Trade accounts and other receivables	2,958,742	3,142,832
Receivables related to financial services	6,756,189	7,181,327
Other financial assets	4,215,457	2,507,248
Inventories	2,888,028	3,821,356
Income tax receivable	112,458	163,925
Other current assets	745,070	791,947

Total current assets	22,776,800	23,722,290

Non-current assets
Investments accounted for using the equity method	4,160,803	4,837,895
Receivables related to financial services	12,449,525	14,583,130
Other financial assets	9,083,914	9,517,267
Property, plant and equipment
Land	1,345,037	1,361,791
Buildings	4,999,206	5,284,620
Machinery and equipment	12,753,951	13,982,362
Vehicles and equipment on operating leases	6,203,721	6,781,229
Construction in progress	675,875	565,528

Total property, plant and equipment, at cost	25,977,791	27,975,530

Less - Accumulated depreciation and impairment losses	(14,566,638)	(15,648,890)

Total property, plant and equipment, net	11,411,153	12,326,640

Right of use assets	390,144	448,412
Intangible assets	1,108,634	1,191,966
Deferred tax assets	336,224	342,202
Other non-current assets	549,942	718,968

Total non-current assets	39,490,339	43,966,482

Total assets	62,267,140	67,688,771

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

	Yen in millions
	March 31, 2021	March 31, 2022
Liabilities
Current liabilities
Trade accounts and other payables	4,045,939	4,292,092
Short-term and current portion of long-term debt	12,212,060	11,187,839
Accrued expenses	1,397,140	1,520,446
Other financial liabilities	763,875	1,046,050
Income taxes payable	350,880	826,815
Liabilities for quality assurance	1,482,872	1,555,711
Other current liabilities	1,207,700	1,413,208

Total current liabilities	21,460,466	21,842,161

Non-current liabilities
Long-term debt	13,447,575	15,308,519
Other financial liabilities	323,432	461,583
Retirement benefit liabilities	1,035,096	1,022,749
Deferred tax liabilities	1,247,220	1,354,794
Other non-current liabilities	465,021	544,145

Total non-current liabilities	16,518,344	18,691,790

Total liabilities	37,978,811	40,533,951

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	497,275	498,575
Retained earnings	24,104,176	26,453,126
Other components of equity	1,307,726	2,203,254
Treasury stock	(2,901,680)	(3,306,037)

Total Toyota Motor Corporation shareholders’ equity	23,404,547	26,245,969

Non-controlling interests	883,782	908,851

Total shareholders’ equity	24,288,329	27,154,820

Total liabilities and shareholders’ equity	62,267,140	67,688,771

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

2. Consolidated Statement of Income and Consolidated Statement of Comprehensive Income

Consolidated Statement of Income

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022
Sales revenues
Sales of products	25,077,398	29,073,428
Financial services	2,137,195	2,306,079

Total sales revenues	27,214,594	31,379,507

Costs and expenses
Cost of products sold	21,199,890	24,250,784
Cost of financial services	1,182,330	1,157,050
Selling, general and administrative	2,634,625	2,975,977

Total costs and expenses	25,016,845	28,383,811

Operating income	2,197,748	2,995,697

Share of profit (loss) of investments accounted for using the equity method	351,029	560,346
Other finance income	435,229	334,760
Other finance costs	(47,537)	(43,997)
Foreign exchange gain (loss), net	15,142	216,187
Other income (loss), net	(19,257)	(72,461)

Income before income taxes	2,932,354	3,990,532

Income tax expense	649,976	1,115,918

Net income	2,282,378	2,874,614

Net income attributable to
Toyota Motor Corporation	2,245,261	2,850,110
Non-controlling interests	37,118	24,504

Net income	2,282,378	2,874,614

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	160.65	205.23

Diluted	158.93	205.23

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Consolidated Statement of Comprehensive Income

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022
Net income	2,282,378	2,874,614
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	387,427	(49,242)
Remeasurements of defined benefit plans	216,272	136,250
Share of other comprehensive income of equity method investees	80,472	113,641

Total of items that will not be reclassified to profit (loss)	684,172	200,648

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	403,636	902,844
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(83,503)	(154,174)
Share of other comprehensive income of equity method investees	8,172	193,811

Total of items that may be reclassified subsequently to profit (loss)	328,305	942,480

Total other comprehensive income, net of tax	1,012,476	1,143,129

Comprehensive income	3,294,854	4,017,742

Comprehensive income for the period attributable to
Toyota Motor Corporation	3,217,806	3,954,350
Non-controlling interests	77,048	63,392

Comprehensive income	3,294,854	4,017,742

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

3. Consolidated Statement of Changes in Equity

For the year ended March 31, 2021

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	2,245,261	—	—	2,245,261	37,118	2,282,378
Other comprehensive income, net of tax	—	—	—	972,546	—	972,546	39,930	1,012,476

Total comprehensive income	—	—	2,245,261	972,546	—	3,217,806	77,048	3,294,854

Transactions with owners and other
Dividends paid	—	—	(625,514)	—	—	(625,514)	(36,598)	(662,112)
Repurchase of treasury stock	—	—	—	—	(118)	(118)	—	(118)
Reissuance of treasury stock	—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation	—	—	—	—	—	—	102,588	102,588
Equity transactions and other	—	(7,099)	—	—	—	(7,099)	20,620	13,521

Total transactions with owners and other	—	7,942	(625,514)	—	185,426	(432,147)	86,610	(345,537)

Reclassification to retained earnings	—	—	250,369	(250,369)	—	—	—	—

Balances at March 31, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

For the year ended March 31, 2022
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	2,850,110	—	—	2,850,110	24,504	2,874,614
Other comprehensive income, net of tax	—	—	—	1,104,240	—	1,104,240	38,889	1,143,129

Total comprehensive income	—	—	2,850,110	1,104,240	—	3,954,350	63,392	4,017,742

Transactions with owners and other
Dividends paid	—	—	(709,872)	—	—	(709,872)	(51,723)	(761,595)
Repurchase of treasury stock	—	—	—	—	(404,718)	(404,718)	—	(404,718)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	1,074	—	—	—	1,074	13,400	14,473

Total transactions with owners and other	—	1,300	(709,872)	—	(404,357)	(1,112,928)	(38,323)	(1,151,252)

Reclassification to retained earnings	—	—	208,712	(208,712)	—	—	—	—

Balances at March 31, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

4. Consolidated Statement of Cash Flows

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022
Cash flows from operating activities
Net income	2,282,378	2,874,614
Depreciation and amortization	1,644,290	1,821,880
Interest income and interest costs related to financial services, net	(236,862)	(354,102)
Share of profit (loss) of investments accounted for using the equity method	(351,029)	(560,346)
Income tax expense	649,976	1,115,918
Changes in operating assets and liabilities, and other	(1,063,562)	(1,130,667)
(Increase) decrease in trade accounts and other receivables	5,027	118,652
(Increase) decrease in receivables related to financial services	(1,243,648)	(1,213,234)
(Increase) decrease in inventories	(242,769)	(725,285)
(Increase) decrease in other current assets	(163,473)	71,314
Increase (decrease) in trade accounts and other payables	384,142	152,399
Increase (decrease) in other current liabilities	282,197	410,546
Increase (decrease) in retirement benefit liabilities	55,281	60,419
Other, net	(140,319)	(5,478)
Interest received	776,748	835,739
Dividends received	294,520	347,387
Interest paid	(459,181)	(418,043)
Income taxes paid, net of refunds	(810,117)	(809,763)

Net cash provided by (used in) operating activities	2,727,162	3,722,615

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,213,903)	(1,197,266)
Additions to equipment leased to others	(2,275,595)	(2,286,893)
Proceeds from sales of fixed assets excluding equipment leased to others	40,542	37,749
Proceeds from sales of equipment leased to others	1,371,699	1,542,132
Additions to intangible assets	(278,447)	(346,085)
Additions to public and corporate bonds and stocks	(2,729,171)	(2,427,911)
Proceeds from sales of public and corporate bonds and stocks	1,020,533	282,521
Proceeds upon maturity of public and corporate bonds	1,041,385	1,920,116
Other, net	(1,661,218)	1,898,143

Net cash provided by (used in) investing activities	(4,684,175)	(577,496)

Cash flows from financing activities
Increase (decrease) in short-term debt	(1,038,438)	(579,216)
Proceeds from long-term debt	9,656,216	8,122,678
Payments of long-term debt	(5,416,376)	(8,843,665)
Dividends paid to Toyota Motor Corporation common shareholders	(625,514)	(709,872)
Dividends paid to non-controlling interests	(36,598)	(51,723)
Reissuance (repurchase) of treasury stock	199,884	(404,718)

Net cash provided by (used in) financing activities	2,739,174	(2,466,516)

Effect of exchange rate changes on cash and cash equivalents	220,245	334,195

Net increase (decrease) in cash and cash equivalents	1,002,406	1,012,798

Cash and cash equivalents at beginning of year	4,098,450	5,100,857

Cash and cash equivalents at end of year	5,100,857	6,113,655

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

6. Segment Information

(1) Segment Information

As of and for the year ended March 31, 2021

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	24,597,846	2,137,195	479,553	—	27,214,594
Inter-segment revenues and transfers	53,706	25,042	572,812	(651,560)	—

Total	24,651,552	2,162,237	1,052,365	(651,560)	27,214,594
Operating expenses	23,044,391	1,666,645	967,015	(661,205)	25,016,845

Operating income	1,607,161	495,593	85,350	9,645	2,197,748

Total assets	21,412,034	28,275,239	2,720,720	9,859,147	62,267,140
Investments accounted for using the equity method	3,698,990	71,336	248,814	141,664	4,160,803
Depreciation and amortization	893,704	715,757	34,829	—	1,644,290
Capital expenditures	1,341,032	2,151,455	76,370	40,843	3,609,699

As of and for the year ended March 31, 2022

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	28,531,993	2,306,079	541,436	—	31,379,507
Inter-segment revenues and transfers	73,745	17,947	588,441	(680,133)	—

Total	28,605,738	2,324,026	1,129,876	(680,133)	31,379,507
Operating expenses	26,321,448	1,667,025	1,087,575	(692,237)	28,383,811

Operating income	2,284,290	657,001	42,302	12,104	2,995,697

Total assets	24,341,737	31,681,472	3,091,011	8,574,551	67,688,771
Investments accounted for using the equity method	4,354,085	79,414	258,750	145,646	4,837,895
Depreciation and amortization	1,026,834	761,801	33,245	—	1,821,880
Capital expenditures	1,422,429	2,156,339	51,200	(18,381)	3,611,587

Note:

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2021 and March 31, 2022 are 11,344,879 million yen and 10,020,460 million yen, respectively.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

(2) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2021	March 31, 2022
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	3,274,149	4,299,522
Trade accounts and other receivable	3,063,314	3,184,782
Other financial assets	3,778,119	2,028,649
Inventories	2,888,028	3,821,356
Other current assets	664,097	746,134

Total current assets	13,667,707	14,080,444

Non-current assets
Property, plant and equipment	6,805,166	7,302,017
Other	14,721,626	15,769,015

Total non-current assets	21,526,792	23,071,032

Total assets	35,194,499	37,151,476

(Financial Services Business)
Current assets
Cash and cash equivalents	1,826,707	1,814,133
Trade accounts and other receivable	216,767	206,588
Receivables related to financial services	6,756,189	7,181,327
Other financial assets	1,021,738	1,058,620
Other current assets	198,068	221,738

Total current assets	10,019,469	10,482,407

Non-current assets
Receivables related to financial services	12,449,525	14,583,130
Property, plant and equipment	4,605,988	5,024,625
Other	1,200,256	1,591,311

Total non-current assets	18,255,770	21,199,065

Total assets	28,275,239	31,681,472

(Elimination)
Elimination of assets	(1,202,599)	(1,144,177)
(Consolidated)

Total assets	62,267,140	67,688,771

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

	Yen in millions
	March 31, 2021	March 31, 2022
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	3,801,753	4,023,857
Short-term and current portion of long-term debt	2,348,514	1,041,557
Accrued expenses	1,322,353	1,421,194
Income taxes payable	262,727	695,888
Other current liabilities	2,650,433	2,778,172

Total current liabilities	10,385,779	9,960,668

Non-current liabilities
Long-term debt	1,523,134	1,538,884
Retirement benefit liabilities	1,015,156	1,004,558
Other non-current liabilities	1,509,535	1,830,146

Total non-current liabilities	4,047,825	4,373,588

Total liabilities	14,433,605	14,334,256

(Financial Services Business)
Current liabilities
Trade accounts and other payables	510,670	477,550
Short-term and current portion of long-term debt	10,286,251	10,576,910
Accrued expenses	102,200	124,088
Income taxes payable	88,153	130,927
Other current liabilities	1,002,615	1,414,606

Total current liabilities	11,989,889	12,724,080

Non-current liabilities
Long-term debt	12,044,994	13,882,650
Retirement benefit liabilities	19,940	18,190
Other non-current liabilities	696,294	722,257

Total non-current liabilities	12,761,228	14,623,097

Total liabilities	24,751,117	27,347,177

(Elimination)
Elimination of liabilities	(1,205,911)	(1,147,482)
(Consolidated)

Total liabilities	37,978,811	40,533,951

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	23,404,547	26,245,969

(Consolidated) Non-controlling interests	883,782	908,851

(Consolidated) Total shareholders’ equity	24,288,329	27,154,820

(Consolidated) Total liabilities and shareholders’ equity	62,267,140	67,688,771

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022
(Non-Financial Services Businesses)
Sales revenues	25,103,190	29,104,564
Cost of revenues	21,199,915	24,250,860
Selling, general and administrative	2,206,205	2,518,182

Operating income	1,697,070	2,335,522

Other income (loss), net	742,785	998,001

Income before income taxes	2,439,855	3,333,522

Income tax expense	528,413	944,594

Net income	1,911,442	2,388,928

Net income attributable to
Toyota Motor Corporation	1,875,467	2,369,399
Non-controlling interests	35,975	19,529

(Financial Services Business)
Sales revenues	2,162,237	2,324,026
Cost of revenues	1,202,277	1,178,509
Selling, general and administrative	464,368	488,517

Operating income	495,593	657,001

Other income (loss), net	(3,090)	16

Income before income taxes	492,503	657,017

Income tax expense	121,536	171,327

Net income	370,967	485,690

Net income attributable to
Toyota Motor Corporation	369,824	480,716
Non-controlling interests	1,143	4,974

(Elimination)
Elimination of net income	(30)	(4)
(Consolidated)

Net income	2,282,378	2,874,614

Net income attributable to
Toyota Motor Corporation	2,245,261	2,850,110
Non-controlling interests	37,118	24,504

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	1,911,442	2,388,928
Depreciation and amortization	928,533	1,060,079
Share of profit (loss) of investments accounted for using the equity method	(345,374)	(552,515)
Income tax expense	528,413	944,594
Changes in operating assets and liabilities, and other	(262,407)	(572,082)
Interest received	123,606	100,118
Dividends received	290,618	342,646
Interest paid	(35,371)	(40,780)
Income taxes paid, net of refund	(505,260)	(544,887)

Net cash provided by (used in) operating activities	2,634,200	3,126,101

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,203,662)	(1,186,900)
Additions to equipment leased to others	(142,217)	(151,456)
Proceeds from sales of fixed assets excluding equipment leased to others	38,575	36,219
Proceeds from sales of equipment leased to others	46,461	45,183
Additions to intangible assets	(271,274)	(335,436)
Additions to public and corporate bonds and stocks	(2,511,346)	(1,904,588)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,982,302	1,989,345
Other, net	(1,339,372)	1,856,069

Net cash provided by (used in) investing activities	(3,400,534)	348,436

Cash flows from financing activities
Increase (decrease) in short-term debt	213,716	(164,899)
Proceeds from long-term debt	1,662,593	513,371
Payments of long-term debt	(170,373)	(1,818,653)
Dividends paid to Toyota Motor Corporation common shareholders	(625,514)	(709,872)
Dividends paid to non-controlling interests	(34,840)	(49,629)
Reissuance (repurchase) of treasury stock	199,884	(404,718)

Net cash provided by (used in) financing activities	1,245,465	(2,634,401)

Effect of exchange rate changes on cash and cash equivalents	112,588	185,237

Net increase (decrease) in cash and cash equivalents	591,719	1,025,373

Cash and cash equivalents at beginning of year	2,682,431	3,274,149

Cash and cash equivalents at end of year	3,274,149	4,299,522

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

	Yen in millions
	For the year ended March 31, 2021	For the year ended March 31, 2022
(Financial Services Business)
Cash flows from operating activities
Net income	370,967	485,690
Depreciation and amortization	715,757	761,801
Interest income and interest costs related to financial services, net	(241,016)	(360,837)
Share of profit (loss) of investments accounted for using the equity method	(5,655)	(7,831)
Income tax expense	121,536	171,327
Changes in operating assets and liabilities, and other	(780,798)	(623,051)
Interest received	661,272	742,364
Dividends received	3,901	4,740
Interest paid	(431,939)	(384,006)
Income taxes paid, net of refund	(304,856)	(264,876)

Net cash provided by (used in) operating activities	109,168	525,321

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(10,240)	(10,366)
Additions to equipment leased to others	(2,133,378)	(2,135,437)
Proceeds from sales of fixed assets excluding equipment leased to others	1,967	1,530
Proceeds from sales of equipment leased to others	1,325,238	1,496,949
Additions to intangible assets	(7,173)	(10,650)
Additions to public and corporate bonds and stocks	(217,825)	(523,323)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	79,616	213,291
Other, net	(35,893)	113,635

Net cash provided by (used in) investing activities	(997,688)	(854,370)

Cash flows from financing activities
Increase (decrease) in short-term debt	(1,517,259)	(488,495)
Proceeds from long-term debt	8,043,141	7,800,854
Payments of long-term debt	(5,332,573)	(7,142,750)
Dividends paid to non-controlling interests	(1,757)	(2,094)

Net cash provided by (used in) financing activities	1,191,551	167,516

Effect of exchange rate changes on cash and cash equivalents	107,657	148,958

Net increase (decrease) in cash and cash equivalents	410,688	(12,575)

Cash and cash equivalents at beginning of year	1,416,020	1,826,707

Cash and cash equivalents at end of year	1,826,707	1,814,133

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	220,245	334,195

Net increase (decrease) in cash and cash equivalents	1,002,406	1,012,798

Cash and cash equivalents at beginning of year	4,098,450	5,100,857

Cash and cash equivalents at end of year	5,100,857	6,113,655

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

(3) Geographic Information

As of and for the year ended March 31, 2021

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	8,587,193	9,325,950	2,968,289	4,555,897	1,777,266	—	27,214,594
Inter-segment revenues and transfers	6,361,739	165,853	166,200	489,398	95,630	(7,278,820)	—

Total	14,948,931	9,491,803	3,134,489	5,045,295	1,872,895	(7,278,820)	27,214,594
Operating expenses	13,799,715	9,090,442	3,026,518	4,609,354	1,813,048	(7,322,232)	25,016,845

Operating income	1,149,217	401,361	107,971	435,940	59,847	43,413	2,197,748

Total assets	19,674,666	20,138,715	5,074,409	6,548,343	3,469,635	7,361,372	62,267,140
Non-current assets	5,232,862	5,705,770	751,245	896,542	461,723	—	13,048,143

As of and for the year ended March 31, 2022

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	8,214,740	10,897,946	3,692,214	5,778,115	2,796,493	—	31,379,507
Inter-segment revenues and transfers	7,776,696	268,534	175,633	752,452	131,690	(9,105,004)	—

Total	15,991,436	11,166,479	3,867,847	6,530,566	2,928,183	(9,105,004)	31,379,507
Operating expenses	14,567,991	10,600,695	3,704,874	5,858,216	2,690,014	(9,037,980)	28,383,811

Operating income	1,423,445	565,784	162,973	672,350	238,169	(67,024)	2,995,697

Total assets	21,502,155	23,353,812	5,711,271	7,461,812	4,309,248	5,350,474	67,688,771
Non-current assets	5,501,046	6,251,499	891,146	977,235	537,631	—	14,158,559

Note: 1.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2021 and March 31, 2022 are 11,344,879 million yen and 10,020,460 million yen, respectively.

2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
3.	Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

TOYOTA MOTOR CORPORATION    FY2022 Financial Summary

7. Earnings Per Share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2021
Net income attributable to Toyota Motor Corporation	2,245,261

Basic earnings per share attributable to Toyota Motor Corporation	2,245,261	13,976,442	160.65

Effect of dilutive securities
Model AA Class Shares	12,569	229,694

Diluted earnings per share attributable to Toyota Motor Corporation	2,257,830	14,206,137	158.93

For the year ended March 31, 2022
Net income attributable to Toyota Motor Corporation	2,850,110

Basic earnings per share attributable to Toyota Motor Corporation	2,850,110	13,887,348	205.23

Effect of dilutive securities
Model AA Class Shares	23	311

Diluted earnings per share attributable to Toyota Motor Corporation	2,850,132	13,887,659	205.23

In addition to the disclosure requirements under IFRS, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2021	23,404,547	13,979,743	1,674.18
As of March 31, 2022	26,245,969	13,778,302	1,904.88

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation”, “Diluted earnings per share attributable to Toyota Motor Corporation” and “Toyota Motor Corporation shareholders’ equity per share” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

Supplemental Material for Financial Results for FY2022 (Consolidated)

< IFRS >

	FY2021										FY2022										FY2023
	1Q (2020/4-6)		2Q (2020/7-9)		3Q (2020/10-12)		4Q (2021/1-3)		12 months (‘20/4-‘21/3)		1Q (2021/4-6)		2Q (2021/7-9)		3Q (2021/10-12)		4Q (2022/1-3)		12 months (‘21/4-‘22/3)		Forecast 12 months (‘22/4-‘23/3)
Vehicle Production (thousands of units)	1,080		1,990		2,262		2,221		7,553		2,180		1,756		2,077		2,145		8,158
(Japan) –including Daihatsu & Hino	679		1,031		1,144		1,095		3,948		1,025		826		945		942		3,738
[Daihatsu & Hino]	[178	]	[269	]	[283	]	[300	]	[1,029	]	[262	]	[194	]	[257	]	[264	]	[977	]
(Overseas) –including Daihatsu & Hino	401		959		1,118		1,126		3,605		1,155		930		1,132		1,203		4,420
[Daihatsu & Hino]	[15	]	[53	]	[84	]	[107	]	[259	]	[110	]	[121	]	[140	]	[145	]	[515	]
North America	187		500		489		466		1,642		519		395		403		435		1,752
Europe	82		138		200		222		642		199		110		201		197		707
Asia	109		230		333		343		1,015		324		316		419		440		1,499
Central and South America	10		67		69		65		213		83		84		81		87		335
Africa	13		24		27		30		93		29		25		29		45		127
Vehicle Sales (thousands of units)	1,158		1,928		2,353		2,208		7,646		2,148		1,946		2,003		2,134		8,230		8,850
(Japan) –including Daihatsu & Hino	385		536		592		612		2,125		500		445		482		498		1,924		2,050
[Daihatsu & Hino]	[104	]	[159	]	[162	]	[185	]	[610	]	[146	]	[128	]	[133	]	[155	]	[561	]	[580	]
(Overseas) –including Daihatsu & Hino	774		1,392		1,760		1,596		5,521		1,648		1,501		1,521		1,637		6,306		6,800
[Daihatsu & Hino]	[16	]	[31	]	[41	]	[62	]	[150	]	[63	]	[63	]	[78	]	[77	]	[280	]	[170	]
North America	285		646		753		630		2,313		661		621		522		589		2,394		2,600
Europe	141		254		285		280		959		281		229		250		257		1,017		1,100
Asia	182		274		392		374		1,222		365		341		413		425		1,543		1,670
Central and South America	30		66		87		86		270		105		105		111		111		432		460
Oceania	48		51		84		63		246		74		74		60		75		282		260
Africa	24		39		42		52		157		51		45		58		65		219		240
Middle East	62		60		115		109		346		108		84		106		114		412		470
Other	2		2		3		2		8		2		2		2		2		7
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,848		2,519		2,845		2,708		9,920		2,759		2,506		2,522		2,594		10,381		10,700

Supplemental 1

Supplemental Material for Financial Results for FY2022 (Consolidated)

< IFRS >

	FY2021					FY2022						FY2023
	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)		Forecast 12 months (‘22/4-‘23/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	106	105	106	106	110	110	114	116	112		as premise: 115
Yen to Euro Rate	119	124	125	128	124	132	130	130	130	131		as premise: 130
Number of Employees	369,701	369,604	367,987	366,283	366,283	372,434	372,286	371,365	372,817	372,817	(Note 1)
Sales Revenues (billions of yen)	4,600.7	6,774.4	8,150.0	7,689.3	27,214.5	7,935.5	7,545.7	7,785.7	8,112.4	31,379.5		33,000.0
Geographic Information
Japan	2,675.6	3,687.7	4,384.6	4,200.8	14,948.9	4,096.6	3,695.5	4,096.1	4,102.9	15,991.4
North America	1,381.1	2,564.8	2,938.2	2,607.6	9,491.8	2,875.0	2,804.4	2,593.7	2,893.1	11,166.4
Europe	471.4	810.5	905.5	946.8	3,134.4	986.9	900.2	1,000.2	980.3	3,867.8
Asia	906.5	1,149.2	1,543.4	1,446.1	5,045.2	1,531.9	1,411.3	1,739.6	1,847.5	6,530.5
Other	281.2	419.1	606.0	566.5	1,872.8	688.2	704.3	702.2	833.3	2,928.1
Elimination	-1,115.2	-1,857.0	-2,227.8	-2,078.6	-7,278.8	-2,243.3	-1,970.3	-2,346.3	-2,544.9	-9,105.0
Business Segment
Automotive	3,976.4	6,146.2	7,491.3	7,037.5	24,651.5	7,241.2	6,883.8	7,073.8	7,406.7	28,605.7
Financial Services	534.9	531.5	554.5	541.1	2,162.2	578.8	567.6	588.3	589.2	2,324.0
All Other	206.0	234.0	266.1	346.0	1,052.3	241.2	254.3	266.9	367.3	1,129.8
Elimination	-116.7	-137.4	-162.0	-235.4	-651.5	-125.7	-160.1	-143.4	-250.8	-680.1
Operating Income (billions of yen)	13.9	506.0	987.9	689.8	2,197.7	997.4	749.9	784.3	463.8	2,995.6		2,400.0
(Operating Income Ratio) (%)	(0.3)	(7.5)	(12.1)	(9.0)	(8.1)	(12.6)	(9.9)	(10.1)	(5.7)	(9.5)		(7.3)
Geographic Information
Japan	77.4	164.9	538.5	368.3	1,149.2	518.5	290.5	396.5	217.8	1,423.4
North America	-68.5	187.3	212.9	69.6	401.3	248.8	174.4	129.2	13.1	565.7
Europe	-21.9	31.6	52.9	45.3	107.9	30.0	23.6	82.7	26.5	162.9
Asia	42.8	93.4	155.3	144.3	435.9	166.6	157.7	175.2	172.7	672.3
Other	-11.7	20.2	34.9	16.4	59.8	65.3	82.7	51.7	38.2	238.1
Elimination	-4.0	8.5	-6.8	45.7	43.4	-31.9	20.7	-51.1	-4.7	-67.0
Business Segment
Automotive	-86.5	332.2	812.6	548.7	1,607.1	780.0	577.6	595.3	331.1	2,284.2
Financial Services	92.2	153.0	152.3	97.9	495.5	196.0	168.3	190.6	101.8	657.0
All Other	9.3	15.3	24.3	36.3	85.3	21.6	-0.1	-1.1	21.9	42.3
Elimination	-1.1	5.3	-1.3	6.7	9.6	-0.3	4.0	-0.5	8.9	12.1
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	-12.5	88.9	125.0	149.5	351.0	161.4	99.5	154.4	144.8	560.3		600.0
Income before Income Taxes (billions of yen)	118.2	610.5	1,141.1	1,062.3	2,932.3	1,257.2	886.8	1,093.5	752.9	3,990.5		3,130.0
(Income before Income Taxes Ratio) (%)	(2.6)	(9.0)	(14.0)	(13.8)	(10.8)	(15.8)	(11.8)	(14.0)	(9.3)	(12.7)		(9.5)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	158.8	470.5	838.6	777.1	2,245.2	897.8	626.6	791.7	533.8	2,850.1		2,260.0
(Net Income Ratio) (%)	(3.5)	(6.9)	(10.3)	(10.1)	(8.3)	(11.3)	(8.3)	(10.2)	(6.6)	(9.1)		(6.8)
Dividends
Cash Dividends (billions of yen)	—	293.5	—	377.4	671.0	—	332.4	—	385.7	718.2	(Note 2)
Cash Dividends per Share (yen)	—	105	—	135	240	—	120	—	28	—	*(Note 3)
Payout Ratio (%)	—	46.6	—	23.3	29.8	—	21.9	—	29.2	25.3
Value of Shares Repurchased (billions of yen)[actual purchase]	—	—	—	—	—	21.5	228.4	66.4	88.1	404.6	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	—	—	249.9	249.9	—	149.9	—	299.9	449.9	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2022 (Consolidated)

< IFRS >

	FY2021					FY2022						FY2023
	1Q (2020/4-6)	2Q (2020/7-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)		Forecast 12 months (‘22/4-‘23/3)
R&D Expenses (billions of yen)	280.7	286.8	265.8	256.9	1,090.4	274.1	276.0	294.8	279.2	1,124.2		1,130.0	(Note 6)
Depreciation Expenses (billions of yen)	204.0	221.0	217.8	234.0	876.9	241.7	229.2	261.7	274.5	1,007.2		1,060.0	(Note 7)
Geographic Information
Japan	98.1	109.8	101.1	115.6	424.7	116.8	99.2	125.4	121.4	463.0
North America	59.0	60.6	60.4	62.1	242.3	63.9	68.1	73.5	81.0	286.7
Europe	14.1	15.1	16.3	15.4	61.0	18.3	19.3	17.6	20.8	76.2
Asia	25.9	28.6	32.3	33.0	120.0	33.2	32.5	34.2	38.2	138.2
Other	6.7	6.8	7.4	7.7	28.7	9.3	10.0	10.7	12.9	43.0
Capital Expenditures (billions of yen)	260.3	325.2	316.1	391.4	1,293.2	279.0	358.9	279.6	425.4	1,343.0		1,400.0	(Note 7)
Geographic Information
Japan	147.1	160.0	157.5	247.9	712.7	135.7	157.8	149.2	231.8	674.6
North America	54.8	107.1	68.2	60.9	291.2	74.5	151.9	72.2	104.8	403.6
Europe	14.8	15.9	21.2	30.9	83.0	25.2	19.7	17.8	19.0	81.8
Asia	35.2	33.0	58.3	34.4	161.1	36.9	24.4	36.1	51.2	148.7
Other	8.3	8.9	10.7	17.1	45.1	6.5	4.9	4.2	18.4	34.1
Total Liquid Assets (billions of yen)	9,451.8	10,238.7	10,621.2	11,579.4	11,579.4	10,318.6	10,270.8	10,193.3	10,517.3	10,517.3	(Note 8)
Total Assets (billions of yen)	55,916.5	56,483.8	58,010.3	62,267.1	62,267.1	61,651.1	61,758.8	63,618.0	67,688.7	67,688.7
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,713.9	21,010.8	21,804.1	23,404.5	23,404.5	24,123.0	24,610.4	24,939.5	26,245.9	26,245.9
Return on Equity (%)	3.1	9.0	15.7	13.8	10.2	15.1	10.3	12.8	8.3	11.5
Return on Asset (%)	1.2	3.3	5.9	5.2	3.9	5.8	4.1	5.1	3.3	4.4
Number of Consolidated Subsidiaries (including Structured Entities)					544					559
Number of Associates and Joint Ventures Accounted for Using the Equity Method					169					169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2022 (billions of yen, approximately)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)
Marketing Efforts	-15.0	860.0
Effects of Changes in Exchange Rates	165.0	610.0
Cost Reduction Efforts	-195.0	-360.0
From Engineering	-200.0	-400.0
From Manufacturing and Logistics	5.0	40.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-140.0	-220.0
Other	-40.9	-92.1
(Changes in Operating Income)	-225.9	797.9
Non-operating Income	-83.4	260.2
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-4.7	209.3
Income tax expense, Net Income Attributable to Non-controlling Interests	66.0	-453.3
(Changes in Net Income Attributable to Toyota Motor Corporation)	-243.3	604.8

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv)Toyota’s ability to market and distribute effectively;(v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	The dividend for the fiscal year ended March 31, 2021 and the second quarter of the fiscal year 2022 presents the amount prior to the stock split.
Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split.
Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)	Shareholder return on Net Income for the period
(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3